UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Endo International plc

(Name of Issuer)

Ordinary Shares, nominal value $0.0001 per share

(Title of Class of Securities)

G30401106

(CUSIP Number)

Clive Bode

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30401106	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,152,136
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 22,152,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,152,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 222,661,344 Ordinary Shares (“Ordinary Shares”) of Endo International plc (the “Issuer”) outstanding as of April 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2016.

CUSIP No. G30401106	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,152,136
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 22,152,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,152,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 222,661,344 Ordinary Shares outstanding as of April 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2016.

CUSIP No. G30401106	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,152,136
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 22,152,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,152,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 222,661,344 Ordinary Shares outstanding as of April 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2016.

CUSIP No. G30401106	SCHEDULE 13D	Page 5 of 8 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,152,136
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 22,152,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,152,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 222,661,344 Ordinary Shares outstanding as of April 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2016.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 5, 2016 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“TPG Advisors VI”), David Bonderman and James G. Coulter with respect to the Ordinary Shares, nominal value $0.0001 per share, of Endo International plc.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is (i) the sole member of TPG Biotechnology GenPar IV Advisors, LLC, a Delaware limited liability company (“Biotech GenPar IV”), and (ii) the sole shareholder of TPG GenPar VI-AIV Advisors, Inc., a Cayman Islands corporation (“TPG GenPar VI-AIV”). Biotech IV is the general partner of TPG Biotechnology GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners IV, L.P., a Delaware limited partnership (“Biotech IV”), which directly holds 226,439 Ordinary Shares. TPG GenPar VI-AIV is the general partner of TPG GenPar VI-AIV, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Partners VI CAI AIV II, L.P., a Cayman Islands limited partnership (“TPG VI CAI AIV II”), which directly holds 4,909,610 Ordinary Shares. TPG Advisors VI is the general partner of each of (i) TPG Sky, L.P., a Delaware limited partnership (“TPG Sky”), which directly holds 13,499,524 Ordinary Shares, and (ii) TPG Sky Co-Invest, L.P., a Delaware limited partnership (“TPG Sky Co-Invest” and, together with Biotech IV, TPG VI CAI AIV II and TPG Sky, the “TPG Funds”), which directly holds 3,516,563 Ordinary Shares.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following before the penultimate paragraph thereof:

“Pursuant to the Standstill exception described above:

  On May 19, 2016, certain TPG Funds acquired beneficial ownership of 3,970,000 Ordinary Shares at an average price per share of $15.1517 pursuant to a share forward transaction agreement dated May 17, 2016. This agreement provided for automatic settlement in such Ordinary Shares upon receipt of the approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which was received on May 19, 2016.
  On May 20, 2016, certain TPG Funds acquired beneficial ownership of 1,000,000 Ordinary Shares at an average price per share of $15.3639 pursuant to open market purchases.

The purchase of the Ordinary Shares described in the preceding two paragraphs was funded by equity contributions of the limited partners of the relevant TPG Funds.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The following disclosure assumes there are a total of 222,661,344 Ordinary Shares outstanding as of April 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2016.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 22,152,136 Ordinary Shares, which constitutes approximately 9.9% of the outstanding Ordinary Shares.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).